

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Joshua Silverman
Interim Chief Executive Officer and Interim President
PharmaCyte Biotech, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

> **Re: PharmaCyte Biotech, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 9, 2023**
> **File No. 333-272569**

Dear Joshua Silverman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Summary
Private Placement of Preferred Shares and Warrants, page 1

1.   We refer to your May 9, 2023 securities purchase agreement relating to the sale of preferred shares and warrants. Please provide additional disclosure regarding the impacts that future share conversions and warrant exercises could have in terms of dilution, corporate control, and downward pressure on your stock price. In this regard, we note that you are registering for resale 100 million shares of common stock which is approximately six times the number of common shares presently outstanding as disclosed on page 8 (16.8 million shares). Also discuss, if material, the impact that mandatory monthly redemptions of the preferred stock could have on your cash flow and liquidity.

The Offering

Shares of Common Stock that May be Offered by the Selling Stockholders, page 3

2.   Your disclosure indicates that at an upcoming special meeting of stockholders you will seek stockholder approval for an amendment to the Company's Articles of Incorporation to increase the total number of authorized shares of common stock. We also note that the definitive proxy statement pertaining to your upcoming special meeting does not include a proposal calling for authorization of additional shares. Please revise or advise to clarify whether and, if so, when you will seek stockholder approval to increase the total number of authorized shares. Also, tell us whether you have sufficient authorized shares available to issue the 100 million common shares covered by this registration statement. In this regard, we note the disclosure on page 3 indicating that you plan to file an amendment to this registration statement.

Selling Stockholders, page 7

3.   We note that your tender offer to purchase up to 7,750,000 shares was set to expire on June 9, 2023. Please update your prospectus, where appropriate, to reflect changes resulting from the tender offer including, without limitation, changes to your capitalization and the holdings of the selling stockholders.

General

4.   We note that your definitive proxy statement filed on June 5, 2023 indicates that in accordance with Nasdaq Listing Rule 5635(d) you are seeking shareholder approval for the issuance of 20% or more of your common stock. Accordingly, please revise this registration statement to limit the resale offering to the 19.99% threshold until such time as your shareholders approve the issuance of 20% or more.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth R. Koch, Esq.